UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 24, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND - LOS ANGELES CA, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Marathon 12

On May 17, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Marathon 12, LLC (the “Marathon 12 Controlled Subsidiary”), for an initial purchase price of approximately $1,279,000, which was the initial stated value of our equity interest in Marathon 12 (the “Marathon 12 Investment”). The Marathon 12 Controlled Subsidiary used the proceeds to close on the acquisition of a to be built 12-Unit small lot townhome development in the Silverlake neighborhood of Los Angeles, CA 90026 (the “Marathon 12 Property”). Over the course of the Marathon 12 Investment term, we increased our equity interest to a total of $2,177,000 to fund unanticipated construction costs necessary to complete construction of the development.

On August 24, 2020, we received the final distribution from the sales proceeds of all 12 townhome units, which grossed approximately $12,900,000.  Net proceeds to the Marathon 12 Controlled Subsidiary from the sales totaled approximately $3,455,000, net of repayment of the $8,710,000 of outstanding principal on the third party senior loan and closing costs of approximately $735,000.  Pursuant to the agreements governing the Marathon 12 Investment, we received a corresponding cash flow distribution of approximately $2,652,000 from the Marathon 12 Controlled Subsidiary, yielding an internal rate of return of approximately 12.0%.

This completes the sale of the Marathon 12 Property and, hence, the liquidation of the Marathon 12 Investment.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: August 27, 2020